TD BANK GROUP DECLARES DIVIDENDS
(all amounts in Canadian dollars)
TORONTO – May 28, 2026 -

The Toronto

-Dominion Bank (the "Bank") today announced that

a
dividend in an amount of one dollar and twelve cents ($1.12)

per fully paid common share in the
capital stock of the Bank has been declared for the quarter

ending July 31, 2026, payable on and
after July 31, 2026, to shareholders of record at the close

of business on July 10, 2026.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to
have their dividends reinvested in additional common shares

of the Bank in accordance with the
Dividend Reinvestment Plan (the “Plan”).
Under the Plan, the Bank has the discretion to either purchase the additional common shares in
the open market or issue them from treasury.

If issued from treasury,

the Bank may decide to
apply a discount of up to 5% to the Average Market

Price (as defined in the Plan) of the additional
shares.

For the July 31, 2026 dividend, the Bank will purchase

the additional shares in the open
market and therefore no discount will apply.

Registered holders of record of the Bank's common shares

wishing to join the Plan can obtain an
Enrolment Form from TSX Trust

Company (1-800-387-0825) or on the Bank's website,
www.td.com/dividends/drip.

In order to participate in the Plan in time for this dividend,

Enrolment
Forms for registered holders must be received by TSX

Trust Company at P.O.

Box 4229, Postal
Station A, Toronto,

Ontario, M5W 0G1, or by facsimile at 1-888-488-1416, before

the close of
business on July 10, 2026.

Beneficial or non-registered holders of the Bank's common

shares
wishing to join the Plan must contact their financial institution or broker for instructions on how to
enroll in advance of the above date.
Registered holders who participate in the Plan and who wish to terminate that participation so that
cash dividends to which they are entitled to be paid on and

after July 31, 2026 are not reinvested
in common shares under the Plan must deliver written notice

to TSX Trust Company at the above
address by no later than July 10, 2026.

Beneficial or non-registered holders who participate in
the Plan and who wish to terminate that participation so that cash dividends to which they are
entitled to be paid on and after July 31,

2026 are not reinvested in common shares under the
Plan must contact their financial institution or broker for

instructions on how to terminate
participation in the Plan in advance of July 10, 2026.
The Bank also announced that dividends have been declared

on the following Non-Cumulative
Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2026, to
shareholders of record at the close of business on July

10, 2026:

●

Series 1, in an amount per share of $0.310625;
●

Series 16, in an amount per share of $0.3938125; and
●

Series 18, in an amount per share of $0.3591875.
The Bank for the purposes of the Income Tax

Act (Canada) and any similar provincial legislation
advises that the dividend declared for the quarter ending

July 31, 2026 and all future dividends
will be eligible dividends unless indicated otherwise.

About TD Bank Group

The Toronto

-Dominion Bank and its subsidiaries are collectively

known as TD Bank Group ("TD"
or the "Bank"). TD is the sixth largest bank in North America by assets and serves 28.1 million
clients in four key businesses operating in a number of

locations in financial centres around the
globe: Canadian Personal and Commercial Banking, including

TD Canada Trust and TD Auto
Finance Canada; U.S. Banking, including TD Auto Finance U.S.,

and TD Wealth (U.S.); Wealth
Management and Insurance, including TD Wealth

(Canada), TD Direct Investing, and TD
Insurance; and Wholesale Banking, including TD Securities

and TD Cowen. TD also ranks
among North America's leading digital banks, with more

than 13 million active mobile users in
Canada and the U.S. TD had $2.1 trillion

in assets on April 30, 2026. The Toronto

-Dominion Bank
trades under the symbol "TD" on the Toronto

Stock Exchange and New York

Stock Exchange.
For more information contact:

Jennifer dela Cruz
Business Management Specialist, Treasury

and

Corporate Securities
Legal Department – Shareholder Relations
(416) 944-6367
Toll

free 1-866-756-8936
Gabrielle Sukman
Senior Manager, Corporate

and Public Affairs
(416) 983-1854